Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of August 2008

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2	Date of Material Change

The material change occurred on or about August 11, 2008.

Item 3	News Release

News Release was released to CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on August 12, 2008.

Item 4	Summary of Material Change

Minera Andes Inc. (the “Corporation” or “Minera Andes”) announced details of production cash costs (in US dollars) at the San José mine for the second quarter of 2008. The San José project is operated by Minera Santa Cruz S.A. (“MSC”) and is owned 49% by Minera Andes and 51% by Hochschild Mining plc (“Hochschild”) (HOCM.L: Reuters and HOC LN: Bloomberg - London Stock Exchange). Hochschild is the operator of the project. For the second quarter, production cash costs averaged $322 per ounce of gold and $6.16 per ounce of silver. As previously reported in the Corporation’s July 30, 2008 news release, metal prices for sales of metal in Q2 2008 on a weighted average basis were $901 per ounce of gold and $16.47 per ounce of silver.

Item 5.1	Full Description of Material Change

Please refer to the news release of the Corporation dated August 12, 2008 attached hereto as Schedule “A”.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President, and Chairman at (509) 921-7322.

Item 9	Date of Report

August 19, 2008

SCHEDULE “A”

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES REPORTS SAN JOSE PRODUCTION CASH COSTS

AT $322/oz GOLD AND $6.16/oz SILVER

SPOKANE, WA—August 12, 2008— Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) announced details of production cash costs (in US dollars) at the San José mine for the second quarter of 2008. The San José project is operated by Minera Santa Cruz S.A. (“MSC”) and is owned 49% by Minera Andes and 51% by Hochschild Mining plc (“Hochschild”) (HOCM.L: Reuters and HOC LN: Bloomberg - London Stock Exchange). Hochschild is the operator of the project. For the second quarter, production cash costs averaged $322 per ounce of gold and $6.16 per ounce of silver. As previously reported in our July 30, 2008 news release, metal prices for sales of metal in Q2 2008 on a weighted average basis were $901 per ounce of gold and $16.47 per ounce of silver.

The production cash costs are shown on a co-product basis and are defined as the sum of the geology, mining, processing plant, general and administration costs divided by the number of ounces of gold and silver produced at the mine. Production cash costs include royalties, refining and treatment charges and sales costs are applied to doré but concentrate sales do not include refining, treatment charges and sales costs. Depreciation is not included in the production costs. The production cash costs are calculated using the value of the 12,410 ounces of gold and 1,093,291 ounces of silver produced in the form of doré, precipitates, and concentrates and the cost to produce those ounces as defined above ($10,727,957). Our co-product reporting is based on the Q2 2008 average London PM fix for gold and the London fix for silver.

The San José mine is at full production of approximately 750 tonnes per day, but is being expanded to double the production rate to 1500 tonnes per day by year-end 2008. A total of 60,603 tonnes of ore was mined in the second quarter with an average grade of 7.56 grams per tonne gold and 681 grams per tonne of silver.

Allen Ambrose, president of Minera Andes said, “The San José mine is producing high grade gold and silver ore from an underground operation. This means, we move fewer tonnes to produce an ounce of gold or silver which in turn helps us maintain lower costs per ounce. We anticipate that production costs will trend even lower as the production is doubled and we receive the benefit of the economies of scale from the expansion.”

Allen V. Ambrose, Minera Andes’ President, who is a “qualified person” as defined by National Instrument 43-101, is responsible for the information used in this news release and has supervised the preparation of the information and reviewed all information used in this news release.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Company holds about 304,000 acres of mineral exploration land in Argentina including the 49% owned San José silver/gold mine that commenced production last year. Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program is underway to define a resource and scoping study. Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 189,456,935 shares issued and outstanding.

Non-GAAP Financial Measures: In this news release, we use the term “production cash cost .” The production cash costs are calculated on a co-product basis and are defined as the sum of the geology, mining, processing plant, general and administration costs divided by the number of ounces of gold and silver produced at the mine. Production cash costs include royalties, refining and treatment charges and sales costs applied to doré but the concentrate sales do not include refining, treatment charges and sales costs. Depreciation is not included in the production cash costs. We use production cash cost per ounce as an operating indicator. We provide this measure to our investors to allow them to also monitor operational efficiencies of our mine at San José. Production cash cost per ounce should be considered as Non-GAAP Financial Measures and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such Non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Changes in numerous factors including, but not limited to, mining rates, milling rates, gold grade, gold recovery, and the costs of labor, consumables and mine site operations general and administrative activities can cause these measures to increase or decrease.

This news is submitted by Allen V. Ambrose, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site operations: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain “forward-looking statements”, including, but not limited to, the statements regarding the Company’s strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets at the Company’s San José Project. The forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. In particular, there can be no assurance that production capacity at the San José mine will be successfully increased, that resources and reserves at the San José mine will be increased. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks. We refer readers to the risk factors and uncertainties described in the Company’s continuous disclosure record, a copy of which is available under the Company’s profile at www.sedar.com. Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates do not accept responsibility for the use of project data or the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC, because these terms are common usage in Canada and form part of our Canadian filing requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President and Chairman

Dated: August 19, 2008